SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 12, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 12, 2012

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

8 November 2012

Smith & Nephew plc (the "Company") announces that it received notification of the following transactions on 7 November 2012:

Name of directors:	Sir John Buchanan	Olivier Bohuon
No. of shares acquired:	1,496	340
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%
Date of transactions:	30 October 2012	30 October 2012
Price per share:	653.9691p per share	653.9691p per share
Total holding following notification:	162,695	37,015
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%

This transaction took place in London, UK.

The shares were purchased through the Company's Dividend Re-investment Programme following the 2012 interim dividend payment on 30 October 2012.

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel: +44 (0)20 7401 7646